LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111
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02028788

01 May 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Yours faithfully

pp Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

LAURA ASHLEY HOLDINGS plc
("the Company")
Results for the 52 weeks ended 26 January 2002

Financial Summary

- Profit before tax and exceptional items £8.6m (2001: £8.4m)
- Group sales up 7% to £276.8m
- Home Furnishing like for like sales up 18%
- Fashion like for like sales up 1%
- Mail Order sales increased 43% to £12.8 million
- Earnings per share 1.37p (2001: 1.33p)

Operational Summary

- Rollout of stand-alone Home Furnishing stores after successful test
- Strategic measures taken to improve Fashion sales
- Continental European expansion plans on hold
- Franchising and licensing a key growth area
- E-commerce site trading ahead of expectations
- Following downturn in performance, as identified in January trading statement, Board decision not to propose a dividend.

Commenting on the results, KC Ng, Chief Executive Officer, said:
"Laura Ashley performed resiliently in a particularly difficult trading environment. Whilst our Fashion sales have been disappointing, we are extremely happy with the performance of Home Furnishings and see it as a key growth driver over the next year. We continue to build on the strength of our brand through the franchising and licensing of Laura Ashley products internationally.

Enquiries to:

Laura Ashley Holdings plc	**020 7404 5959** (1 May)
David Cook, Chief Financial Officer	020 7880 5100 thereafter
Diana Bourne, Head of Public Relations	
Brunswick	**020 7404 5959**
Tom Buchanan	
Katya Reynier	
Deborah Spencer	

Overview

The year under review has been a particularly challenging one for the Company, due in part to a decrease in tourism and the global economic downturn. In spite of these events, Laura Ashley has continued to establish a firm foundation for future growth and development - reporting a second year of profitability, at a level similar to last year's performance.

For the 52 weeks ended 26 January 2002, Laura Ashley achieved a profit before tax and exceptional items of £8.6 million, compared to a profit before tax of £8.4 million in the previous year. Group like for like sales are up 11%.

Fashion

Fashion, which contributes to approximately 35% of sales, has shown a disappointing performance in what has undoubtedly been a very difficult year. For the year as a whole, like for like Fashion sales were up 1%. The events of September 11 and their effect on tourism had a serious impact on our stores in London and other city centres, like Stratford-upon-Avon and Canterbury, which depend on tourism. In the uncertainty following these events, we took the decision to reduce stock levels in anticipation of reduced sales. That action has now proved to have been overly cautious and has adversely impacted trading. We will return to usual stock levels by the end of the May 2002 in order to drive sales forward. In addition, some initial problems with our new IT system, which went live in September, contributed to stock replenishment problems in the fourth quarter. Those problems have now been addressed and we do not anticipate any further disruption.

Despite the above, we were pleased to see continued strong performance in a number of categories this year, particularly accessories and the petite range. We have strengthened the design team and in response to customer feedback, this summer we will be offering more exclusive items whilst still maintaining current price points for the majority of the range.

Home Furnishings

Home Furnishings had another excellent year, making a significant contribution to Group sales and profitability and, once again, outperforming the market with like for like sales up 18%. We saw dramatic increases in like for like sales in several categories, including cabinet furniture and paint. We view Home Furnishings as a major growth area and our offer is continually evolving to provide customers with the products, colours and fabrics they are looking for. We are particularly excited about our upcoming collections, which have received very positive reviews.

The success of our Home Furnishings offer highlighted the need for a better distribution and home delivery service. During the year a decision was taken to invest £8.95 million in a new distribution centre in Leicestershire, which will be fully operational by the end of May 2002. This facility will bring the function of home delivery of made-to-order furniture under our direct control to enable us to offer a premier service to our customers. It will be operated under Premier Home Logistics Limited, a wholly owned subsidiary of Laura Ashley Limited.

Store Portfolio

We continually review our store portfolio to maximise overall store profitability. In 2000, the company began a test of 3 stand-alone Home Furnishing stores in the UK and added a further 17 stores in 2001. We have been extremely pleased with the performance of these out of town destination sites and believe there is the potential for another 50 stores in this format over the next financial year.

As previously reported, we have taken the decision to remain in some Homebase locations and we are very pleased with the performance of these stores so far. We expect to open 7 more in the coming year. Our successful store refurbishment programme continues and we plan to complete this programme by the end of 2002.

Continental Europe

The closure of our four administrative offices in Continental Europe is now complete. This action has increased efficiency by bringing a number of back-office functions under the remit of the UK team and we are already seeing the expected savings to overheads.

In response to high demand for Home Furnishing products in Continental Europe, we have decided to change 10% of our stores into Home Furnishing-only formats. This move will allow more space for displaying more of our range and better showcasing of those ranges.

In addition, in the light of continuing economic difficulties in many parts of Western Europe, particularly Germany, we believe that the four test stores opened during the year have not had the opportunity to reflect their potential in that area. For this reason, we have put on hold our plans to expand our store portfolio in Continental Europe until we have a better idea of how those test stores are performing.

Franchising and Licensing

Franchising and licensing comprises approximately 12% of group sales and continues to be a key area of opportunity for Laura Ashley. We have 196 franchise stores worldwide, including our most recent store openings in Osaka, Oslo and Medina, Saudi Arabia. These stores are excellent vehicles for building further the global strength of the Laura Ashley brand. Although franchise sales overall are down, if we exclude the US figures, sales are up 22%. The US decline is due to the decision by our US franchisee to close 26 under-performing stores while at the same time developing licensing agreements. We are very pleased that Saks Inc has signed an agreement to design and produce Laura Ashley products for 115 of its US Saks stores. Group licensing revenue has increased 44%. Licensing opportunities around the world are continually reviewed to ensure that they match Laura Ashley's brand values. We see further licensing potential in such areas as bedding, tiles, wooden flooring, fireplaces, china and glass.

Mail Order

We are very pleased with the continued excellent performance of our mail order catalogues. Mail Order sales increased by 43% in the year to £12.8 million. This was achieved by expanding our customer base, increasing catalogue distribution and expanding the size of the Autumn/Winter catalogue. After successful testing during the year, a Fashion Mail Order business has been introduced for this financial year.

E-commerce

A transactional e-commerce site was opened on 1 October 2001 and initial trading has exceeded our expectations, particularly with Home Furnishings. We now have more than 26,000 registered users who receive notification of sales and other promotional offers via email. The web site fits neatly into our already well-established distribution and further growth is planned with the aim of breaking even this year.

Manufacturing

Texplan Manufacturing Limited is a wholly owned subsidiary of Laura Ashley. During the financial year, sales to third party customers increased to £1.5 million. The major area of growth has come from the expansion of our home furnishings business with a major high street retailer. We anticipate further growth in this sector as we are now offering fully finished sewn products to complement our textiles product range.

Dividend

At the AGM last year, shareholders approved the reduction of the share premium account to bring the Company to a position where it could pay a dividend. In view of the difficulties we have experienced during the year, however, and the downturn in performance identified in our January trading statement, the Board believes that it is in the long term interest of shareholders to continue to strengthen the financial position of the company and further the development of the business. Therefore, the Board has decided not to recommend that a dividend be paid this year.

Current Trading

For the first 13 weeks of the current financial year, group like for like sales are up 3.8%, of which Home Furnishings has seen like-for-like sales up 8.7%, and Fashion like for like sales are down 5%, with a poor performance in Continental Europe. We are not satisfied with this performance but remain well placed for improved Fashion sales and continued excellent performance from Home Furnishings.

Consolidated Profit and Loss Account
For the financial year ended 26 January 2002

	Notes	**Total 2002 £m**	Total 2001 £m
Turnover	1	**276.8**	259.1
Cost of sales		**(155.1)**	(144.2)
Gross profit		**121.7**	114.9
Total operating expenses	2	**(113.2)**	(106.1)
Operating profit		**8.5**	8.8
Share of operating profit of associate		**1.1**	1.5
Profit on ordinary activities before interest		**9.6**	10.3
Interest receivable		**0.5**	0.9
Interest payable		**(0.8)**	(1.0)
Profit on ordinary activities before taxation		**9.3**	10.2
Taxation on profit on ordinary activities	3	**(1.2)**	(2.3)
Profit for the financial year		**8.1**	7.9
Earnings per share - basic and diluted	4	**1.37p**	1.33p

The Group's current year results shown above are derived from continuing operations.

No note of historical cost profits and losses is given as the results above are on an unmodified historical cost basis.

Statement of Total Recognised Gains and Losses
For the financial year ended 26 January 2002

		2002 £m	2001 £m
Profit on ordinary activities after taxation		**8.1**	7.9
Exchange differences arising on translation of net investments in overseas subsidiary undertakings		**(0.5)**	0.6
Taxation on currency gains		**-**	(0.3)
Total recognised gains for the financial year		**7.6**	8.2

Balance Sheets
As at 26 January 2002

	Notes	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Fixed assets					
Tangible fixed assets		**38.3**	26.3	**2.8**	2.8
Investment in associated undertaking		**3.1**	3.0	**0.8**	-
Investment in subsidiary undertakings		**-**	-	**98.5**	98.5
Own shares		**0.8**	0.8	**0.8**	0.8
Total investments		**3.9**	3.8	**100.1**	99.3
		42.2	30.1	**102.9**	102.1
Current assets					
Stocks		**51.7**	44.7	**-**	-
Debtors					
Amounts falling due within one year		**26.7**	24.7	**3.8**	3.8
Amounts falling due after more than one year		**-**	-	**12.2**	12.2
Total debtors		**26.7**	24.7	**16.0**	16.0
Short-term deposits and cash		**7.0**	16.3	**2.7**	2.9
		85.4	85.7	**18.7**	18.9
Creditors: amounts falling due within one year					
Trade and other creditors		**53.9**	49.4	**2.1**	5.5
Net current assets		**31.5**	36.3	**16.6**	13.4
Total assets less current liabilities		**73.7**	66.4	**119.5**	115.5
Creditors: amounts falling due after more than one year					
Trade and other creditors		**3.1**	0.9	**-**	-
		3.1	0.9	**-**	-
Provisions for liabilities and charges	6	**2.1**	4.6	**0.2**	-
Net assets		**68.5**	60.9	**119.3**	115.5
Capital and reserves					
Share capital		**29.8**	29.8	**29.8**	29.8
Share premium account		**85.7**	101.6	**85.7**	101.6
Profit and loss account		**(47.0)**	(70.5)	**3.8**	(15.9)
Equity shareholders' funds	7	**68.5**	60.9	**119.3**	115.5

Consolidated Cash Flow Statement
For the financial year ended 26 January 2002

	Notes	2002 £m	2001 £m
Net cash inflow from operating activities	8	**3.5**	7.5
Dividends received from associated undertaking		**0.2**	0.1
Returns on investments and servicing of finance			
Interest received		**0.4**	0.8
Interest paid		**(0.6)**	(0.8)
Interest element of finance lease rental payments		**(0.2)**	(0.1)
Net cash outflow for returns on investments and the servicing of finance		**(0.4)**	(0.1)
Net tax paid		**(0.2)**	-
Capital expenditure and financial investment			
Acquisition of tangible fixed assets		**(14.4)**	(5.9)
Disposal of tangible fixed assets		**0.2**	-
Net cash outflow for capital expenditure and financial investment		**(14.2)**	(5.9)
Net cash (outflow)/inflow before financing		**(11.1)**	1.6
Financing			
Loans taken out		**2.5**	-
Capital element of finance lease rental payments		**(0.5)**	(0.7)
Net cash inflow/(outflow) from financing		**2.0**	(0.7)
Net (decrease)/increase in cash		**(9.1)**	0.9

Reconciliation of Net Cash Flow to Movement in Net Funds

	2002 £m	2001 £m
Net (decrease)/increase in cash	**(9.1)**	0.9
Cash (outflow)/inflow from changes in cash and lease finance	**(2.0)**	0.7
Change in net funds resulting from cash flows	**(11.1)**	1.6
Other non-cash items:		
New finance leases	**(2.8)**	(1.9)
Translation differences	**(0.3)**	0.4
Change in net funds during the period	**(14.2)**	0.1
Net funds at the beginning of the period	**14.5**	14.4
Net funds at the end of the period	**0.3**	14.5

1 Segmental Analysis

	Total 2002 £m	Net assets 2002 £m	Total 2001 £m	Net assets 2001 £m
Turnover				
Retail	**241.2**	**54.0**	219.9	46.9
Non-retail	**35.6**	**14.5**	39.2	14.0
	276.8	**68.5**	259.1	60.9
Profit before taxation				
Branch contribution				
Retail	**26.8**		27.5	
Non-retail	**12.1**		10.3	
	38.9		37.8	
Indirect overhead costs	**(31.1)**		(30.8)	
Operating exceptional items	**0.7**		1.8	
Operating profit	**8.5**		8.8	
Share of profit of associate	**1.1**		1.5	
Net interest payable	**(0.3)**		(0.1)	
Profit on ordinary activities before taxation	**9.3**		10.2	

Retail turnover reflects sales through Laura Ashley managed stores, Mail Order and Internet. Non-retail includes Licensing, Franchising and Manufacturing.

Retail branch contribution reflects turnover and contribution through Laura Ashley managed stores, Mail Order and Internet, by geographical origin. Branch contribution is stated after deducting direct operating expenses but before exceptional items, buying, marketing and administrative costs.

1 Segmental Analysis continued	**Total sales 2002 £m**	**Intersegment sales 2002 £m**	**External sales 2002 £m**	Total sales 2001 £m	Intersegment sales 2001 £m	External sales 2001 £m
Analysis by geographical segment Turnover by origin						
UK & Ireland	**280.1**	**44.3**	**235.8**	266.5	49.8	216.7
Continental Europe	**39.1**	**-**	**39.1**	40.0	-	40.0
Other	**1.9**	**-**	**1.9**	2.4	-	2.4
	321.1	**44.3**	**276.8**	308.9	49.8	259.1

	Profit before taxation 2002 £m	**Net assets 2002 £m**	Profit before taxation 2001 £m	Net assets 2001 £m
Profit/(loss) before taxation and net assets				
UK & Ireland	**11.4**	**62.0**	8.7	47.5
Continental Europe	**(3.2)**	**3.2**	0.2	10.4
Other	**1.1**	**3.3**	1.3	3.0
	9.3	**68.5**	10.2	60.9

	External sales 2002 £m	External sales 2001 £m
Geographical analysis of turnover by destination		
UK & Ireland	**204.9**	183.5
North America	**5.3**	14.0
Continental Europe	**39.1**	40.0
Other	**27.5**	21.6
	276.8	259.1

North America turnover reflects sales made as part of a franchise arrangement following the disposal of the North American business on 2 July 1999.

2 Total operating expenses

	Total 2002 £m	Total 2001 £m
Distribution costs	**(83.7)**	(76.2)
Administrative expenses	**(30.2)**	(31.7)
Operating expenses	**(113.9)**	(107.9)
Release/(charge) of provision for closure of European offices	**0.5**	(1.8)
Release of provision relating to the manufacturing business	**-**	3.4
Other releases	**0.2**	0.2
Operating exceptional items	**0.7**	1.8
Total operating expenses	**(113.2)**	(106.1)

3 Taxation

	2002 £m	2001 £m
UK corporation tax		
Current year	**2.8**	1.8
Prior years	**(2.5)**	(0.6)
	0.3	1.2
Relief for overseas tax	**(0.2)**	(0.4)
	0.1	0.8
Overseas tax	**0.5**	0.9
Tax charge on associated undertaking	**0.4**	0.6
Total current tax	**1.0**	2.3
Deferred tax charge	**0.2**	-
Tax on profits on ordinary activities	**1.2**	2.3

4 Earnings per share

	2002	2001
Basic and diluted earnings attributable to ordinary shareholders (£m)	**8.1**	7.9
Weighted average number of ordinary shares ('000) - basic and diluted	**594,340**	594,340
Earnings per share	**1.37p**	1.33p

5 Principal exchange rates

	2002 Average	2002 Period end	2001 Average	2001 Period end
US Dollar	**1.44**	**1.41**	1.50	1.46
Euro	**1.61**	**1.63**	1.64	1.58
Japanese Yen	**176**	**190**	163	171

6 Provision for liabilities and charges

	Restructuring £m	Pensions £m	Deferred tax £m	Total £m
At 27 January 2001	3.4	1.2	-	4.6
Utilisation	(1.6)	(0.8)	-	(2.4)
(Release)/charge to profit and loss account	(0.7)	0.4	0.2	(0.1)
At 26 January 2002	**1.1**	**0.8**	**0.2**	**2.1**

Restructuring provisions	
Rationalisation of administrative functions *	0.4
Rationalisation of store portfolio *	0.4
Disposal of manufacturing business *	0.2
Provision for closure of European offices **	0.1
	1.1

** Onerous lease provisions which are being utilised over the length of the lease period.*
*** Provision expected to be utilised by the end of July 2002.*

Deferred tax

The deferred tax liability represents a provision for capital allowances in excess of depreciation relating to the Company.

7 Reconciliation of movements in shareholders' funds

	2002 £m	2001 £m
Profit for the financial year	**8.1**	7.9
Other recognised (losses) and gains (net)	**(0.5)**	0.3
Net addition to shareholders' funds	**7.6**	8.2
Opening equity shareholders' funds	**60.9**	52.7
Closing equity shareholders' funds	**68.5**	60.9

8 Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m
Operating profit	**8.5**	8.8
Depreciation charge	**6.3**	5.0
Impairment release of fixed assets	**(0.1)**	(2.7)
Loss on sale of fixed assets	**0.3**	0.1
Increase in stocks	**(7.2)**	(7.2)
Increase in debtors	**(2.0)**	(4.7)
Increase in creditors	**0.2**	8.5
Movement on provisions	**(0.8)**	0.3
Net cash outflow in respect of restructuring	**(1.7)**	(0.6)
Net cash inflow from operating activities	**3.5**	7.5

NOTE

The above financial information does not constitute statutory accounts as defined by section 240 of the Companies Act 1985. It is an extract from the 2002 financial statements which have not yet been filed with the Registrar of Companies. The Auditors' Report, dated 30 April 2002, on the financial statements for the year ended 26 January 2002, which received an unqualified opinion, does not contain a statement under section 237(2) or (3) of the Companies Act 1985. The comparative information is an extract from the statutory accounts for the financial year ended 27 January 2001. Those accounts, on which the Auditors issued an unqualified opinion, which does not contain a statement under either section 237(2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies.

A copy of the full accounts will be sent to shareholders on the Register of Members as at 30 April 2002 or can be obtained from the Secretary, Laura Ashley Holdings plc, 27 Bagleys Lane, Fulham SW6 2QA.

ANNUAL GENERAL MEETING

The Company's AGM will be held on Thursday, 13 June 2002 at 2.00 p.m. at The Ballroom, Claridge's Hotel, Brook Street, London W1A 2JQ.